Oppenheimer Emerging Technologies Fund
Period Ending 10-31-07
Exhibit 77C

 On October 19, 2007, a special meeting of the shareholders of Oppenheimer Emerging Technologies Fund ("Emerging Technologies Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Emerging Technologies Fund and Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Emerging Technologies Fund to Capital Appreciation Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund; (b) the distribution of shares of Capital Appreciation Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Emerging Technologies Fund in complete liquidation of Emerging Technologies Fund; and (c) the cancellation of the outstanding shares of Emerging Technologies Fund. 17,840,906 affirmative votes were cast; 4,403,693 negative votes were cast, and 1,183,869 votes abstained.